PACIFIC GENETICS GROUP, INC.
                                 916 Peggy Lane
                             Mento Park, CA  94025

                                 April 25, 2001

Ms. Goldie B Walker
Office of Small Business Operations
U.S. Securities And Exchange Commission
Washington, D.C. 20549

RE:  Pacific Genetics Group, Inc. ("Company")
     Registration Statement Filed on Form 10-SB
     File Number 0-32431
     Filed March 9, 2001
     Form RW

Dear Ms. Walker:

     Please accept this letter as our request for withdrawal of the Company's Registration Statement referenced above prior to its effective date.

     Our reasons for requesting the withdrawal are as follows:

     1. The Registration Statement was prepared primarily by an outside consulting firm. As evidenced by your letter of March 13, 2001, the result was eminently unsatisfactory. The Company has terminated the services of the advisor and retained securities counsel to assist in the preparation of a new statement.

     2. Counsel has advised the Company he will need additional time to review the nature and operations of the Company and the form of statement in order to determine a proper response. Counsel further advised that the Company may wish to consider alternative means of registering its stock under the 1934 Act.

     3. The Company has nearly finalized arrangements with an independent accounting firm who will assist with preparation of financial statements meeting the requirements of Item 310 of Regulation SB. Obviously, additional time is required for such review and preparation.

     If you have any questions, please contact me or our counsel, Charles B. Jarrett, Jr. at (412) 803-3690.

                              Sincerely,

                              /s/ Doran E. Laidlaw

                              Doran E. Laidlaw, President